Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146177

RJO GLOBAL TRUST
(a Delaware statutory trust)

Supplement
To
Prospectus and Disclosure Document
Dated April 30, 2010

You should read this supplement together with the Prospectus and Disclosure Document dated April 30, 2010 (the “Prospectus”), and the supplement to the Prospectus dated October 1, 2010 (the “October 1 Supplement”).  The following information amends the Prospectus.  If any statement in this supplement conflicts with a statement in the Prospectus or the October 1 Supplement, the statement in this supplement controls.

Services Provided by R.J. O’Brien Fund Management, LLC
222 South Riverside Plaza, Suite 900
Chicago, Illinois 60606
telephone (312) 373-5000

RJO Global Trust

Supplement dated January 30, 2011 to the Prospectus and Disclosure Document dated April 30, 2010

The second sentence under the heading “The Units” on the cover of the Prospectus is deleted in its entirety and replaced with the following:

As of October 31, 2010, the net asset value per unit for Class A units was $102.51 and $106.33 for Class B units.

The Commodities Future Trading Commission Risk Disclosure Statement immediately following the cover page of the Prospectus is deleted in its entirety and replaced with the following:

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL.  IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS.  SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL.  IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES.  IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS.  THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED TO THIS POOL AT PAGES 24 TO 28 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 7.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL.  THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGES 11 TO 19.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS.  TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO THE POOL AND ITS PARTICIPANTS.  FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL THE ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR THE POOL MAY BE EFFECTED.

The fifth sentence of the first paragraph under the heading “The Managing Owner” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

As of October 31, 2010, the managing owner was managing approximately $55.3 million in client assets.

The second paragraph under the heading “The Managing Owner” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

As of October 31, 2010, the trust’s capitalization was approximately $55,291,981, the net asset value per unit for Class A was $102.51, the net asset value per unit for Class B was $106.33, and the trust had approximately 3,070 unitholders.

The second sentence of the first paragraph under the heading “The Offering” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:

As of October 31, 2010, the net asset value per unit for Class A units was $102.51 and $106.33 for Class B units.

The information under the heading “Fees and Expenses of the Trust” on page 6 of the Prospectus is deleted in its entirety and replaced with the following:

Fees and Expenses of the Trust

The trust pays substantial fees and expenses that must be offset by trading gains in order to avoid depletion of the trust’s assets.  A brief description of such fees is described below.  Please see “Charges” beginning on page 24 for additional information.

Fee	Description

Brokerage fee
3.57% of the trust’s month-end assets on an annual basis (0.298% monthly) with respect to Class A units and 1.57% of the trust’s month-end assets on an annual basis (0.131% monthly) with respect to Class B units, payable as follows:  selling commission to the selling agents of 2.0% annually; and clearing, NFA and exchange fees (including fees related to foreign currency transactions and other off-exchange transactions) paid as a flat percentage of assets at 1.57% annualized.  Class B units will not be charged the 2.0% selling commission payable to the selling agents.

Management fees	The trust pays each trading advisor a monthly rate of up to 0.167% (2.0% annually) of the portion of net assets managed by each trading advisor.

Consulting fees	The trust pays its consultant, Liberty Funds Group, an annual fee equal to 0.33% of month-end net assets.

Managing owner fee	The trust pays the managing owner a fee of 0.75% of the trust’s month-end net assets on an annual basis.

Underwriting expenses	The trust reimburses the managing owner up to 0.35% of the trust’s month-end net assets on an annual basis for underwriting expenses.

Incentive fees	The trust pays each trading advisor a quarterly incentive fee equal to 20.0% of new trading profits earned on the portion of the trust’s net assets managed by such trading advisor.

Ongoing offering costs	The trust pays ongoing offering costs as they are incurred up to a maximum of 0.5% of the trust’s average month-end net assets each fiscal year.

Administrative expenses	The trust pays administrative expenses as they are incurred, currently estimated to be approximately 0.40% of the trust’s average month-end net assets during each fiscal year.

Redemption fee	1.5% of the net asset value per unit will be charged on all units redeemed if the redemption is effected during the first eleven months after issuance.

The information under the heading “Breakeven Table” beginning on page7 of the Prospectus is deleted in its entirety and replaced with the following:

Breakeven Table

Following is a table that sets forth the fees and expenses that you would incur on an initial investment of $5,000 in the Class A units and the Class B units of the trust and the amount that your investment must earn, after taking into account estimated interest income, in order to breakeven after one year.

	Class A Units		Class B Units
Expense	Percentage Return	Dollar Return Required[1]	Percentage Return			Dollar Return Required[1]
	%		$		%	$
Brokerage Fee[2]	3.57	178.50		1.57			78.50
Management Fee[3]	2.00	100.00		2.00			100.00
Consulting Fee[4]	0.33	16.50		0.33			16.50
Managing Owner Fee[5]	0.75	37.50		0.75			37.50
Underwriting Expenses[6]	0.35	17.50		0.35			17.50
Incentive Fee[7]	—	—		—			—
Ongoing Offering Costs	0.50	25.00		0.50			25.00
Administrative Expenses	0.40	20.00		0.40			20.00
Less: Interest Income[8]	(0.20)	(10.00)		(0.20)			(10.00)
Trading profit that units must earn to recoup an initial investment of $5,000[9]	—	385.00		—			285.00
Trading profit as a percentage of net assets that units must earn to recoup an initial investment of $5,000[9]	7.70	—		5.70			—
_______________

(1)	The breakeven analysis assumes that the units have a constant month-end net asset value and assumes a $5,000 investment.

(2)
The brokerage fee is an annual rate of 3.57% of the trust’s month-end net assets for Class A units and 1.57% for Class B units.  The brokerage fee includes any applicable sales commissions and all transaction fees.

(3)	For purposes of calculating the breakeven amount, the highest possible management fee payable to the trust’s trading advisors, equal to 2.0% of the net assets on an annual basis, has been used.

(4)	The trust pays its consultant, Liberty Funds Group, an annual fee equal to 0.33% of month-end net assets.

(5)	The trust pays the managing owner a fee of 0.75% of the trust’s month-end net assets on an annual basis.

(6)	The trust reimburses the managing owner up to 0.35% of the trust’s month-end net assets on an annual basis for underwriting expenses.

(7)
Incentive fees are paid to trading advisors only on new trading profits earned by the trading advisor on the portion of the trust’s net assets that it manages.  New trading profits are determined after deducting advisor management fees and the brokerage fee and do not include interest income.  Therefore, incentive fees will be zero at the breakeven point on the assets managed by the trading advisors.

(8)
The trust is paid interest on the average daily U.S. dollar balances on deposit with R.J. O’Brien & Associates, LLC at a rate equal to the average four-week Treasury Bill rate.  With respect to non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 1.0%.  As of October 31, 2010, approximately $30 million of the trust’s assets were held in custody by Wells Fargo Bank, N.A.  These assets are managed by RJO Investment Management LLC, the trust’s cash manager.  The combined rate of interest used for this calculation was 0.20%, which is an estimated average.

(9)
A redeeming unitholder pays redemption charges equal to 1.5% of the redemption proceeds to R.J. O’Brien Fund Management, LLC through the end of the eleventh month after the redeemed unit was purchased.  Redemption charges, if applicable, reduce the redemption proceeds otherwise payable to investors.

The risk factor on page 11 of the Prospectus entitled, “Volatile Performance History” is deleted in its entirety and replaced with the following:

The performance of the trust to date has been volatile.  As of October 31, 2010, the trust has been experiencing a drawdown for the last 89 months for Class A units, which stood at (23.26%), and for the last 22 months for Class B units, which stood at (10.94%).  Past performance of the trust is not necessarily indicative of future results.

The information under the heading “Performance of the Trust” beginning on page 22 of the Prospectus is deleted in its entirety and replaced with the following:

Performance of the Trust

RJO GLOBAL TRUST(1)
January 1, 2005 – October 31, 2010
Type of Pool:  Publicly-Offered; Multi-Advisor; Not Principal Protected
Aggregate Subscriptions:  $471,490,118
Current Capitalization:  $55,370,675
Date of inception: June 1997
Worst Monthly Decline since January 1, 2005 (Month/Year):  (16.01)%, July 2008
Worst Monthly Decline since Inception (Month/Year):  (16.01)%, July 2008
Worst Peak-to-Valley Decline(2) since January 1, 2005 (Month/Year):  (43.21)%, May 2003 to August 2007
Worst Peak-to-Valley Decline since Inception (Month/Year):  (43.21)%, May 2003 to August 2007
Net Asset Value per Class A Unit, October 31, 2010:  $102.51
Net Asset Value per Class B Unit, October 31, 2010:  $106.33
Number of Unitholders, October 31, 2010:  3,070

Monthly Rate of Return(3)(4)	2010	2009	2008	2007	2006	2005
January	(1.88)%	(2.45)%	11.54%	(1.24)%	(1.76)%	(9.54)%
February	(1.13)	(1.24)	11.33	(7.50)	(9.61)	(5.63)
March	1.10	(1.24)	2.62	(10.83)	2.04	0.50
April	(0.48)	(1.90)	(9.04)	6.26	10.68	(6.40)
May	0.82	0.39	5.10	0.42	(1.15)	7.95
June	(1.23)	(1.43)	4.20	7.02	(11.01)	7.89
July	(3.81)	(0.39)	(16.01)	(6.68)	(8.12)	(1.58)
August	3.63	(1.07)	1.21	(6.95)	8.81	2.36
September	1.17	(0.88)	11.13	6.14	0.49	0.60
October	1.68	(1.88)	23.16	5.05	(4.83)	(1.19)
November	–	0.78	(4.13)	1.83	5.68	8.44
December	–	(3.43)	(0.43)	(1.80)	(6.70)	(8.54)
Compound Annual Rate of Return	(0.32)% (10 months)	(13.86)%	40.97%	(9.77)%	(16.84)%	(7.12)%

__________________
(1)
The above performance information reflects the trust’s actual performance from January 1, 2005 until October 31, 2010 for Class A units.  The trust’s assets have been allocated to different combinations of trading advisors over time.  Prior to November 1, 2008, the trust was a single-advisor commodity pool traded by John W. Henry & Company, Inc.  Effective November 1, 2008, the trust reallocated its assets among five trading advisors:  Abraham Trading, L.P., AIS Futures Management, LLC, Global Advisors, L.P., John W. Henry & Company, Inc., and Peninsula, L.P.  A sixth trading advisor, NuWave Investment Management, LLC, was added on February 1, 2009.  These six advisors traded the trust’s assets for the period of February 1, 2009 to February 28, 2009.  As of October 1, 2010, the trust’s assets were allocated to the current eight trading advisors:  Abraham Trading, L.P., Conquest Capital LLC, Dominion Capital Management Institutional Advisors, Inc., Global Advisors (Jersey) Limited, Haar Capital Management LLC, John W. Henry & Company, Inc., NuWave Investment Management, LLC, and Trigon Investment Advisors, LLC.

(2)	Worst Peak-to-Valley Decline is the largest decline in the net asset value per unit without such net asset value per unit being subsequently equaled or exceeded.

(3)
Monthly Rate of Return is the net performance of the trust during a month (including interest income at an estimated rate of 0.20%) divided by the total equity of the trust as of the beginning of the month.  Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

(4)
In October 2005, $56,544,205 of the trust’s assets were frozen due to the bankruptcy of its former futures broker.  As such, $25.31 of the trust’s net asset value per unit at the end of October 2005 was moved into a non-trading account.  Subsequently, the managing owner determined to state the trust’s rate of return based on traded assets only.  Investors purchasing units pursuant to this prospectus will not be impacted by the bankruptcy of the trust’s prior futures commission merchant.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The information under the heading “Charges” on page 24 of the Prospectus is deleted in its entirety and replaced with the following:

The trust is subject to the following charges and fees:

Recipient	Nature of Payment	Amount of Payment

The Clearing Broker; the Selling Agents	Brokerage fee
3.57% of the trust’s month-end assets on an annual basis (0.298% monthly) with respect to Class A units and 1.57% of the trust’s month-end assets on an annual basis (0.131% monthly) with respect to Class B units, payable as follows:  selling commission to the selling agents of 2.0% annually; and clearing, NFA and exchange fees (including fees related to foreign currency transactions and other off-exchange transactions) paid as a flat percentage of assets at 1.57% annualized.  Class B units will not be charged the 2.0% selling commission payable to the selling agents.

The Trading Advisors	Management fee	The trust pays each trading advisor a monthly rate of up to 0.167% (2.0% annually) of the portion of net assets managed by each trading advisor.

Liberty Funds Group	Consulting fee	The trust pays its consultant, Liberty Funds Group, an annual fee equal to 0.33% of month-end net assets.

The Managing Owner	Managing owner fee	The trust pays the managing owner a fee of 0.75% of the trust’s month-end net assets on an annual basis.

The Managing Owner	Underwriting expenses	The trust reimburses the managing owner up to 0.35% of the trust’s month-end net assets on an annual basis for underwriting expenses.

The Trading Advisors	Incentive Fee
As of each calendar quarter-end, up to 20% of any new trading profits for such quarter generated by a trading advisor will be paid to such trading advisor.  Generally, trading profits for any period equal the sum of (i) the net of any profits and losses realized on all trades closed out during a quarter, and (ii) the net of any unrealized profits and losses on open positions as of the end of such quarter less the net of any unrealized profits and losses on open positions as of the end of the immediately preceding quarter, minus (iii) each trading advisor’s management fee and clearing, NFA, and exchange fees applicable to the account.  Interest income is not included in new trading profits.

New trading profits for any quarter are the amount of cumulative calendar quarter-end trading profits in excess of the highest level of such cumulative trading profits as of any previous calendar quarter-end with respect to each trading advisor.

New trading profits are calculated before reduction for incentive fees paid or accrued so that the trading advisors do not have to earn back their incentive fees.

The Managing Owner	Redemption fee
A redemption charge of 1.5% of the redemption date net asset value per unit is imposed on units redeemed on or before the end of the first eleven months after issuance and is deducted from investors’ redemption proceeds and paid to the managing owner.  Requests for partial redemptions must be for at least the number of units valued at a minimum of $1,000, and a minimum balance of $1,000 must be maintained in such instances.  The redemption charge will be paid to the managing owner, except that for investors in the State of Ohio, the redemption charge will be paid to RJOS.

Third Parties	Ongoing offering costs
As incurred, subject to a ceiling of 0.5% of the trust’s average month-end net assets in each fiscal year.  None of the third parties who are paid any ongoing offering costs are affiliated with the trust or the managing owner.

Third Parties	Administrative expenses	As incurred, currently estimated to be approximately 0.40% of the trust’s average month-end net assets during each fiscal year.

Third Parties	Extraordinary charges	Actual payments to third parties; not subject to estimate.

________________________

The above fees are the complete compensation that will be paid by the trust on or before the eleventh month-end of issuance.

Brokerage Commissions

Commodity brokerage commissions are typically paid upon the completion or liquidation of a trade and are referred to as “round-turn commissions,” which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract.  The trust’s brokerage fee constitutes a “wrap fee” of 3.57%, which covers the fees described below and not just the cost of brokerage executions, which is paid on a per-trade basis.  R.J. O’Brien & Associates, LLC, the trust’s futures broker, charges a flat fee of 1.57% of assets annually.  “Brokerage fee” includes:  selling commission of 2.0% annually to the selling agents with respect to Class A units (no fee is paid to the selling agent with respect to Class B units); and clearing, NFA, and exchange fees (including fees related to foreign currency transactions and other off-exchange transactions) paid as a flat fee of 1.57% annually.  The brokerage fees may not be increased above the current level without the unanimous written consent of all unitholders.  The brokerage commissions to be charged will not exceed the limitations set forth in the North American Securities Administrators Association, Inc. Guidelines for the Registration of Commodity Pool Programs, as described in Section 10(a) of the Ninth Amended and Restated Declaration and Agreement of Trust.

Administrative Expenses; Ongoing Offering Costs

The trust pays its actual periodic legal, auditing, accounting, transfers, printing, recording and filing fees, postage and trustee’s fees, currently estimated to be approximately 0.40% of the trust’s average month-end net assets during each fiscal year.

The trust pays the costs incurred in the ongoing offering of the units, including the costs of updating this prospectus, regulatory compliance, escrow fees and registration fees if additional units are registered, subject to a ceiling of 0.50% of the trust’s average month-end net assets during any fiscal year.

Management Fees

The trust pays a monthly management fee to each trading advisor at a rate of up to 0.167% (a 2.0% annual rate) of the month-end portion of net assets of the assets of the trust managed by each trading advisor.

Consulting Fees

The trust pays its consultant, Liberty Funds Group, an annual fee equal to 0.33% of month-end net assets.

Managing Owner Fees

The trust pays the managing owner a fee of 0.75% of the trust’s month-end net assets on an annual basis.

Incentive Fees

Method of Calculating

You should be aware that this description of how incentive fees are calculated is general and not intended to be exhaustive.  For further information, please see the individual trading advisory agreements for each trading advisor as follows:  the trading advisory agreements for JWH and ATC were filed as exhibits to Post-Effective Amendment No. 2 to the trust’s Registration Statement on Form S-1, filed with the SEC on October 6, 2008; the trading advisory agreement for NuWave was filed as an exhibit to the trust’s Annual Report on Form 10-K, filed with the SEC on March 30, 2009; the trading advisory agreements with Conquest, Haar, and GAJL were filed as exhibits to the trust’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2009; and the trading advisory agreements with DCMIA and Trigon were filed as exhibits to the trust’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2010.

The trust pays each trading advisor an incentive fee of up to 20% of any new trading profits generated by a trading advisor as of the end of each calendar quarter.  New trading profits are any cumulative trading profit in excess of the highest level (i.e., the “high water mark”) of cumulative trading profits as of any previous calendar quarter-end with respect to each trading advisor.

Generally, trading profits for any period (i) include net realized and unrealized profits and losses on open positions as of the end of such quarter less net realized and unrealized profits and losses on open positions as of the end of the preceding quarter, (ii) exclude interest income and (iii) are reduced by the trading advisors’ respective management fees and clearing, NFA, and exchange fees applicable to the account.

No incentive fee shall be paid to a trading advisor until that trading advisor has earned a new trading profit; provided, however, that if the assets are reduced because of redemptions (or a reallocation) that occur at the end of, and/or subsequent to, a calendar quarter in which the trading advisor experiences a futures interest trading loss, the trading loss that must be recovered before the trading advisor will be deemed to experience new trading profit in a subsequent calendar quarter will be reduced on a pro rata basis.  No adjustment will be made, however, to any trading advisor’s loss carryforward amount with respect to newly subscribed assets.

Additionally, the trust will pay the incentive fees of any additional or replacement trading advisors. Additional or replacement trading advisors (or the trading advisors following the expiration of the initial term of their advisory agreements) may receive incentive fees from the trust that differ from the current trading advisors.  It is unlikely that any replacement trading advisor will be required to make up any loss carryforwards of a prior trading advisor before being eligible to earn an incentive fee.

Accrued incentive fees on units when redeemed are paid to the applicable trading advisors.  Any shortfall between cumulative trading profits and the “high water mark” in cumulative trading profits is proportionately reduced when units are redeemed.

For example, assume that as of January 1, 2010, the trust is at a “high water mark” in cumulative trading profits with respect to a trading advisor.  If trading profits for such month equaled $500,000, all of such trading profits would be new trading profits, resulting in an accrued $100,000 incentive fee.  Assume also that by the end of the next month, losses, the brokerage fee and the management fee have reduced the $500,000 new trading profits to a loss of ($180,000).  If investors then withdrew 50% of their assets, this ($180,000) loss carryforward would be reduced by 50% to ($90,000) for incentive fee calculation purposes.  If during the following month trading profits equaled $200,000, new trading profits of $110,000 would be accrued as of the end of such quarter, and the trading advisors would be entitled to an incentive fee of $22,000 for the quarter.

Paid Equally by All Units

New trading profits may be generated even though the net asset value per unit has declined below the purchase price of certain units.  Conversely, if new units are purchased at a net asset value reduced by an accrued incentive fee which is subsequently reversed, the reversal is allocated equally among all units, although the accrual itself was attributable only to the previously outstanding units.

Extraordinary Expenses

The trust will be required to pay any extraordinary expenses, such as taxes, incurred in its operation.  The trust has had no such expenses to date.  Extraordinary expenses, if any, would not reduce trading profits for purposes of calculating the incentive fees.

Fees and Expenses Paid by the Managing Owner

Selling Commissions and Ongoing Compensation

Two percent of the trust’s month-end net asset value (deducted from the brokerage fee and paid as the selling commission with respect to Class A units) is paid to the selling agent by the managing owner at the time the Class A units are sold.  The managing owner is reimbursed by the trust at a rate of 1/12th of 2.0% of the net asset value of each Class A unit on a monthly basis until the earlier of: (i) such time as the managing owner has been reimbursed up to 2.0% of the initial net asset value of the Class A units sold or (ii) such time as the Class A units have been held for 12 months.  The managing owner also causes eligible selling agents to be paid by the trust ongoing compensation of 1/12th of 2.0% of the average month-end net asset value per unit for all Class A units they have sold which remain outstanding, following the month in which the managing owner is no longer reimbursed by the trust for the selling commission it initially paid.  In addition, for all outstanding units, 0.35% of the trust’s month-end net asset value per unit is paid by the trust to the managing owner for underwriting expenses.  The maximum amount of underwriting expenses and compensation paid to a Financial Industry Regulatory Authority (“FINRA”) member for units sold pursuant to this prospectus may not exceed 10% of the subscription amount.

Wholesalers who introduce additional selling agents to the lead selling agent will share the selling commissions and ongoing compensation with their respective additional selling agents.  Additional selling agents who distribute units through correspondents will also share the selling commissions and ongoing compensation with their respective correspondents.  See “Plan of Distribution — Selling Agents.”

Redemption Charges

A redemption charge of 1.5% of the net asset value per unit on the redemption date is imposed on units redeemed on or before the end of the first eleven months after issuance.  This redemption charge is deducted from investors’ redemption proceeds and paid to the managing owner, except in the case of redeeming Ohio residents, the charge is paid to RJOS.  Furthermore, requests for partial redemptions must be for at least $1,000 of units, and a minimum balance of $1,000 must be maintained in such instances.

The following sentences are added under the heading “Interest Income” on page 28 of the Prospectus:

Effective October 6, 2010, the managing owner retained RJO Investment Management LLC, an affiliate of the managing owner, to serve as a cash manager to the trust.  The trust’s assets will be held by Wells Fargo Bank, N.A. as custodian.  As of October 31, 2010, Wells Fargo Bank, N.A. held approximately $30 million of the trust’s assets.

The last sentence of the first paragraph under the heading “The Managing Owner” on page 28 of the Prospectus is deleted in its entirety and replaced with the following:

As of October 31, 2010, the managing owner owned 11,679 units of the trust, and one of its principals owned 19.7 units.

The following is added under the heading “Brokerage Arrangements” on page 68 of the Prospectus:

The Cash Manager

Effective October 6, 2010, the managing owner retained RJO Investment Management LLC, an affiliate of the managing owner, to serve as a cash manager to the trust.  The trust’s assets will be held by Wells Fargo Bank, N.A. as custodian.  As of October 31, 2010, Wells Fargo Bank, N.A. held approximately $30 million of the trust’s assets.

The performance capsules of each commodity trading advisor to the Trust are hereby deleted from the Prospectus and the October 1 Supplement.

RJO Holdings Corp was withdrawn as a listed principal of R.J. O’Brien Fund Management, LLC, the managing owner of the Trust, in December 2010.  As such, all references in the Prospectus that indicate that RJO Holdings Corp is a listed principal of R.J. O’Brien Fund Management, LLC are hereby deleted.